[LETTERHEAD OF BROCKER TECHNOLOGY GROUP]

                Brocker Announces Completion of Accounting Review

Irregularities limited to Australian subsidiary, with financial impact less than originally anticipated


Auckland,  New Zealand - March 8, 2001.  Brocker  Technology Group Ltd. (Nasdaq:
BTGL, TSE: BKI) announced today that it has completed its determination of the impact on its accounts of the accounting issues identified in its Australian distribution subsidiary, as announced in Brocker's press release dated February 23, 2001. The accounting irregularities consisted primarily of false invoices and improper capitalization of expenditures. Confined to Brocker's Australian distribution business, the irregularities affect only the current fiscal year and are of less impact than initially expected.

The combined revenue for Brocker's first and second quarters (six months ended September 30, 2000), originally reported as CDN$55.0 million, was over-stated by CDN$2.0 million. The net loss before income tax provision for these two combined quarters, reported as CDN$1.2 million, was under-stated by CDN$214,000(1).

Although first quarter revenues (reported as $28.5 million) were not affected by false invoices, false invoicing did affect revenues for the second quarter (reported as $26.5 million), which were overstated by $2.0 million. First quarter net loss before tax (reported as $920,000) was under-stated by $69,000, due to under-stated (i.e. capitalized) expenditures. The second quarter net loss before tax (reported as $296,000) was under-stated by $145,000, due to a combination of false invoicing ($76,500) and under-stated expenditures ($68,500). Brocker anticipates the announcement of the overdue third quarter results (ended December 31, 2000) by March 15, 2001.

Allowing for the above adjustments, management confirms that the Company's shareholder equity remains in excess of $21.0 million.

The accounting irregularities in Australia were originally discovered by management through the Company's own internal control processes. Brocker immediately volunteered the details to both Nasdaq and the Toronto Stock Exchange, and invited PricewaterhouseCoopers to report upon the Company's corporate governance procedures and financial position, for bank security purposes.

The Australian distribution business will be wound down, while the Professional Services and Datec operations in Australia (which are under separate management in separate companies) will continue. As part of cost cutting, Brocker's staff will be reduced from a high last year of about 250 to about 90 positions. This will reduce Brocker's staffing costs by about $6.8 million per year.

After the restructuring is completed, Brocker will comprise four business units:
Vendor Services (distribution of wireless products), Online Telecommunications (telco service provision); Professional Services (e-commerce consulting and solutions); and Datec (technology provider).

Brocker anticipates additional adjustments and write-downs, reflecting the discontinued operations of the Australian distribution subsidiary as well as the restructuring of the rest of the Company. These are estimated to be $3.8 million in relation to the closure of the Australian distribution subsidiary, and


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(1)  All amounts quoted are in Canadian dollars, unless otherwise indicated
up to $4.5 million in goodwill and deferred development costs that Brocker anticipates may be written off before year-end (March 31, 2001).

About Brocker Technology Group

Brocker Technology Group Ltd. (http://www.brockergroup.com) is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, statements on management's estimate of the amount of the adjustments and write-downs which will occur as a result of the closure of Australian operations, and other risks described in the Company's Securities and Exchange Commission filings. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:

Nigel Murphy                                  Robert Rowell
Communications                                Investor Relations
Tel: +64 9 374 2040                           Telephone: 1-800-299-7823
e-mail: nmurphy@brockergroup.com              e-mail: rrowell@brockergroup.com